Exhibit 99.1

Announcement Made Pursuant to Nasdaq Listing Rule 5810(b)

Nanjing, China — Tuesday, May 7, 2013 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”) advises that it has received a letter of non-compliance with Nasdaq’s minimum stockholders’ equity requirement as set forth in Listing Rule 5450(b)(1)(A). This non-compliance has resulted from the fact that the Company’s reported stockholders’ equity as of December 31, 2012 fell below the $10 million threshold as required by the Listing Rules.

The Company has 45 days to prepare and submit a plan to Nasdaq to regain compliance. If the plan is accepted, Nasdaq may grant the Company an extension of up to 180 days from May 2, 2013 to evidence compliance.

This announcement is being made in compliance with Listing Rule 5810(b), which requires prompt disclosure of receipt of a noncompliance letter.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.chinasunergy.com.

Media Contacts:

China Sunergy Co., Ltd. Elaine Li Phone: +86 25 5276 6696 Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Annie Choi Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the Company’s customers’ financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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